1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 8, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC May 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – June 8, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for May 2016: On a consolidated basis, revenues for May 2016 were approximately NT$73.58 billion, an increase of 10.1 percent from April 2016 and an increase of 4.9 percent from May 2015. Revenues for January through May 2016 totaled NT$343.91 billion, a decrease of 6.4 percent compared to the same period in 2015.

TSMC May Revenue Report (Consolidated):

(Unit: NT$ million)
Period	May 2016	April 2016	M-o-M Increase (Decrease) %	May 2015	Y-o-Y Increase (Decrease) %	January to May 2016	January to May 2015	Y-o-Y Increase (Decrease) %
Net Revenues	73,576	66,843	10.1	70,155	4.9	343,914	367,518	(6.4)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2016.

1.	Sales volume (in NT$ thousands)

Period	Items	2016	2015
May	Net sales	73,575,784	70,154,763
Jan. - May	Net sales	343,914,455	367,518,417

2.	Funds lent to other parties: None.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	319,993,277	40,215,086

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	41,875,335
	Mark to Market Profit/Loss	(271,390)
	Unrealized Profit/Loss	(232,162)
Expired Contracts	Notional Amount	164,503,020
	Realized Profit/Loss	981,417
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	5,860,894
	Mark to Market Profit/Loss	(45,687)
	Unrealized Profit/Loss	(20,905)
Expired Contracts	Notional Amount	33,473,560
	Realized Profit/Loss	(33,924)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	583,453
	Mark to Market Profit/Loss	(3,327)
	Unrealized Profit/Loss	(1,680)
Expired Contracts	Notional Amount	1,516,516
	Realized Profit/Loss	8,572
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(1,797)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	182,616
	Mark to Market Profit/Loss	219,353
	Unrealized Profit/Loss	(1,919)
Expired Contracts	Notional Amount	795,684
	Realized Profit/Loss	(8,793)
Equity price linked product (Y/N)		N